UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Huiheng Medical, Inc.

File No. 333-132056 - CF# 26170

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Huiheng Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 22, 2010, as amended.

Based on representations by Huiheng Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through December 20, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief